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12011961

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 31225

FEB 27 2012

Washington, DC
123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 AND ENDING December 31, 2011

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Investment Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Glenwood Avenue

(No. and Street)

Raleigh	NC	27603
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard K. Bryant   (919) 831-2370

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP

(Name – if individual, state last, first, middle name)

P.O. Box 18068	Raleigh	NC	27619
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Richard K. Bryant__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Capital Investment Group, Inc.__ , as of __December 31__ , 20 __11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

Bethany A. Withee
_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAPITAL INVESTMENT GROUP, INC.

Financial Statements
and Supplemental Information

December 31, 2011 and 2010

(With Independent Auditors' Report Thereon)

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Board of Directors and Stockholders
Capital Investment Group, Inc.:

We have audited the accompanying balance sheets of Capital Investment Group, Inc. (the "Company") as of December 31, 2011 and 2010, and the related statements of income and retained earnings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 10 through 13 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for the purposes of additional analysis and is not required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

February 15, 2012

CAPITAL INVESTMENT GROUP, INC.

Balance Sheets

December 31, 2011 and 2010

		2011	2010
Assets			
Current assets:			
Cash and cash equivalents	$	1,741,925	1,433,287
Accounts receivable		906,909	905,580
Total current assets		2,648,834	2,338,867
Property and equipment, at cost:			
Office equipment		72,688	72,688
Leasehold improvements		14,820	14,820
		87,508	87,508
Less accumulated depreciation and amortization		(87,508)	(87,508)
Property and equipment, net		-	-
Other assets:			
Investment securities		-	30,692
Goodwill - customer acquisition		506,000	481,000
Notes receivable		226,370	-
		732,370	511,692
	$	3,381,204	2,850,559
Liabilities and Stockholders' Equity			
Current liabilities:			
Commissions payable		1,232,928	940,694
Accounts payable		87,686	123,707
Accrued retirement		12,000	12,000
Line of credit		25,000	-
Total current liabilities		1,357,614	1,076,401
Stockholders' equity:			
Common stock, no par value		6,000	6,000
Additional paid-in capital		181,376	181,376
Retained earnings		1,836,214	1,586,782
Total stockholders' equity		2,023,590	1,774,158
	$	3,381,204	2,850,559

See accompanying notes to financial statements.

CAPITAL INVESTMENT GROUP, INC.

Statements of Income and Retained Earnings

Years ended December 31, 2011 and 2010

	2011	2010
Revenues	$ 19,297,880	15,842,403
Operating expenses:		
Wages, salaries and management fees	614,589	668,274
Commissions	15,924,535	12,665,501
Registration and fees	175,426	127,662
Rent and utilities	127,382	118,145
Printing	3,287	4,147
Office supplies	71,379	91,109
Publications	131,148	82,295
Travel and entertainment	87,210	79,991
Insurance	313,724	442,370
Taxes	14,814	7,583
Promotion	112,070	90,738
Litigation and claims	-	29,230
Professional fees	306,335	251,098
Retirement	12,000	12,000
Seminar	345,035	77,604
Insurance division	345,035	315,457
Miscellaneous	33,436	105,781
	18,617,405	15,168,985
Operating income	680,475	673,418
Other income (expense):		
Management fee from related party	144,000	144,000
Interest income	318	516
	144,318	144,516
Net income	892,665	817,934
Retained earnings, beginning of year	1,586,782	1,356,933
Dividends paid	(643,233)	(588,085)
Retained earnings, end of year	$ 1,836,214	1,586,782

See accompanying notes to financial statements.

CAPITAL INVESTMENT GROUP, INC.

Statements of Cash Flows

Years ended December 31, 2011 and 2010

		2011	2010
Cash flows from operating activities:			
Net income	$	892,665	817,934
Adjustments to reconcile net income			
to net cash provided by operating activities:			
Changes in operating assets and liabilities:			
Accounts receivable		(1,329)	(252,347)
Commissions payable		292,234	(95,483)
Accounts payable		(36,021)	75,406
Deferred revenue		-	-
Net cash provided by operating activities		1,147,549	545,510
Cash flows from investing activities:			
Notes receivable		(226,370)	-
Acquisition of goodwill		(25,000)	-
Proceeds from sale of investment		30,692	-
Net cash used in investing activities		(220,678)	-
Cash flows from financing activities:			
Payment of dividends		(643,233)	(588,085)
Proceeds from line of credit		25,000	-
Net cash used in financing activities		(618,233)	(588,085)
Net increase (decrease) in cash and cash equivalents		308,638	(42,575)
Cash and cash equivalents, beginning of year		1,433,287	1,475,862
Cash and cash equivalents, end of year	$	1,741,925	1,433,287

See accompanying notes to financial statements.

4

(1) Organization and Significant Accounting Policies

The Company was incorporated as Capital Investment Group, Inc. (the "Company"), a North Carolina corporation, on January 4, 1984 to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company operates as Capital Investment Group, Inc. in North Carolina and is licensed to operate in all other forty-seven contiguous states plus Alaska. It operates in states other than North Carolina primarily through independent representatives. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulation Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Deferred Revenue

The Company records revenue received in advance on the management fee as deferred revenue and recognizes it as revenue in the period earned.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance for doubtful accounts is required for 2011 and 2010.

(1) Organization and Significant Accounting Policies, Continued

Fair Value Measurements

For determining fair value measurements, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Management follows an established framework for measuring fair value. That framework provides a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are described below:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: one or more significant inputs or significant value drivers are unobservable or based on market assumptions

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no tax provision for this Company. Management does not believe the financial statements include any significant uncertain tax positions. Tax years ending December 31, 2008 through December 31, 2011 remain open for examination by taxing authorities as of the date of this report.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(1) Organization and Significant Accounting Policies, Continued

Goodwill

Goodwill represents the aggregate excess of the cost of assets acquired over their fair value at the date of acquisition. It consists primarily of payments to brokers joining the Company for their intangible assets. Each year the Company completes a goodwill impairment test. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of the Company is estimated using discounted cash flows and market multiples. No impairment occurred in 2011 or 2010.

(2) Fair Value of Financial Instruments

Financial instruments held by the Company include accounts and notes receivable and accounts and commissions payable. The Company believes that the carrying amount of these financial instruments approximates their fair value.

(3) Related Parties

The Company receives fees from Capital Investment Counsel, Inc. (a registered investment advisor and related company) as required by SEC and FINRA regulations on a monthly basis for accounts under management by Capital Investment Counsel, Inc. Total fees received in 2011 and 2010 were $33,434 and $94,910, respectively.

The Company also receives fees from the following companies related by common ownership for accounts under management.

	2011	2010
CIC Advisors, LLC	$ 755,356	224,949
Capital Advisors, LLC	592,059	539,554
Capital Investment Advisory Services	1,313,748	989,152

Under a formal agreement, the Company receives a monthly management fee from Capital Investment Brokerage, Inc. for expenses paid on its behalf and for services provided by its employees. Total fees received in 2011 and 2010 were $144,000 each. Additionally, the Company received a single payment of $10,000 and $25,000 in 2011 and 2010, respectively, from Capital Investment Advisory Services for operating expenses paid on its behalf.

CAPITAL INVESTMENT GROUP, INC.

Notes to Financial Statements, Continued

December 31, 2011 and 2010

(4) Notes Receivable

The Company made various loans to employees and registered representatives in 2011 totaling $226,370. The loans bear interest at 3.0% and reflect various repayment terms. The largest note receivable ($85,000) is a foregivable loan from a new representative that will be forgiven over five years. Should he leave the Company prior to the end of the fifth year the balance of the note plus accrued interest is payable at that time.

(5) Lease

The Company pays rent on certain office space in Raleigh, North Carolina, which is leased by Capital Investment Counsel, Inc. (a related company) currently on a month-to-month lease for approximately $5,000 per month. The Company's portion is estimated based on the amount of space it utilizes. There is no formal agreement between the two companies.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $90,508, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company had net capital of $1,129,414, which was $1,038,906 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 1.20 to 1.

(7) Common Stock

The authorized, issued and outstanding common stock of the Company consisted of the following as of December 31, 2011 and 2010:

	Issued and Outstanding Shares
Common stock - class A, voting, 50,000 shares authorized	555
Common stock - class B, non-voting, 50,000 shares authorized	485
	1,040

(8) Pension Plan

The Company maintains a defined contribution pension plan and a 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Contributions for 2011 and 2010 were $12,000 for each year.

CAPITAL INVESTMENT GROUP, INC.

Notes to Financial Statements, Continued

December 31, 2011 and 2010

(9) Line of Credit

The Company maintains a line of credit with a bank with a maximum credit limit of $500,000 and interest payable monthly at the bank's prime rate (1.75% as of December 31, 2011). The line is not collateralized. There was a balance of $25,000 outstanding as of December 31, 2011. There were no outstanding borrowings as of December 31, 2010.

(10) Concentration of Credit Risk

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2011 and 2010, the Company's uninsured cash balances totaled $912,862 and $1,078,246, respectively.

(11) Subsequent Events

The date to which events occurring after December 31, 2011, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 15, 2012, the date the financial statements were available to be issued.

Supplemental Schedules of Changes in Stockholders' Equity

Years ended December 31, 2011 and 2010

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance, December 31, 2009	$	6,000	181,376	1,356,933	1,544,309
Net income for 2010		-	-	817,934	817,934
Dividends paid		-	-	(588,085)	(588,085)
Balance, December 31, 2010	$	6,000	181,376	1,586,782	1,774,158
Net income for 2011				892,665	892,665
Dividends paid		-	-	(643,233)	(643,233)
Balance, December 31, 2011	$	6,000	181,376	1,836,214	2,023,590

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2011 and 2010

		2011	2010
Net capital:			
Total stockholders' equity	$	2,023,590	1,774,158
Deduct: Excluded indebtedness		-	-
Add: Subordinated indebtedness		-	-
Deduct: Non-allowable assets		(883,091)	(691,777)
Deduct: Concessions		-	-
Deduct: Securities haircuts		(11,085)	(17,380)
Net capital	$	1,129,414	1,065,001
Aggregate indebtedness:			
Accounts payable	$	87,686	123,707
Commissions payable		1,232,928	940,694
Line of credit		25,000	-
Accrued retirement		12,000	12,000
Total	$	1,357,614	1,076,401
Net capital requirements:			
Broker-dealer minimum, as calculated	$	90,508	71,760
Net capital in excess of requirements		1,038,906	993,241
Net capital as computed above	$	1,129,414	1,065,001

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2011.

Supplemental Schedules of Computation for Determination of
Reserve Requirements Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2011 and 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activites are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2011 and 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SECURITIES
AND EXCHANGE COMMISSION RULE 17A-5

The Board of Directors and Stockholders
Capital Investment Group, Inc.:

In planning and performing our audit of the financial statements of Capital Investment Group, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

14

preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 15, 2012

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors and Stockholders
Capital Investment Group, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] on page 18 to the Securities Investor Protection Corporation (SIPC) for the year ended to December 31, 2011, which were agreed to by Capital Investment Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital Investment Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Capital Investment Group, Inc.'s management is responsible for Capital Investment Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 15, 2012

CAPITAL INVESTMENT GROUP, INC.

Schedule of Assessments and Payments

Year ended December 31, 2011

Assessment for December 31, 2011	$	14,391
Less:		
Payment July 28, 2011		(4,195)
Payment January 31, 2012		(10,196)
Balance due	$	NONE